[redacted]

SEC 14049831 ISSION

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Girard Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Croton Road, Suite 210
(No. and Street)

King of Prussia	Pennsylvania	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa M. Colon — 610-337-7640 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116	Wayne	Pennsylvania	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa M. Colon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PAMELA S. DONOVAN, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires August 10, 2015

Lisa M Colon
Signature

COO
Title

Pamela S Donovan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD CAPITAL, LLC

Financial Statements

December 31, 2013

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

GIRARD CAPITAL, LLC

Financial Statements

December 31, 2013

GIRARD CAPITAL, LLC

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Girard Capital, LLC
King of Prussia, Pennsylvania

We have audited the accompanying financial statements of Girard Capital, LLC, (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Capital, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedules on pages 9 through 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 9 through 15 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 9 through 15 is fairly stated in all material respects in relation to the financial statements as a whole.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2014

GIRARD CAPITAL, LLC
Statements of Financial Condition
December 31, 2013 and 2012

Assets

	2013	2012
Current Assets		
Cash and cash equivalents	$ 19,033	$ 16,976
Fees receivable	2,765	4,349
Prepaid expenses	4,882	6,023
Total Current Assets	26,680	27,348
Total Assets	$ 26,680	$ 27,348

Liabilities and Members' Equity

	2013	2012
Current Liabilities		
Due to affiliates	$ 5,836	$ 5,353
Total Current Liabilities	5,836	5,353
Members' Equity	20,844	21,995
Total Liabilities and Members' Equity	$ 26,680	$ 27,348

See accompanying notes.

GIRARD CAPITAL, LLC
Statements of Income and Changes in Members' Equity
Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Dealer concession income	$ 31,891	$ 80,561
Total Revenue	31,891	80,561
Expenses		
Facility fees	11,914	31,719
General and administrative	1,994	7,211
Legal and professional fees	9,716	9,199
Management fees	0	35,497
Referral fees	2,179	2,296
Registration fees	7,239	5,785
Total Expenses	33,042	91,707
Net Loss	(1,151)	(11,146)
Members' Equity, Beginning of Period	21,995	33,141
Members' Equity, End of Period	$ 20,844	$ 21,995

See accompanying notes.

GIRARD CAPITAL, LLC
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net loss	$ (1,151)	$ (11,146)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Fees receivable	1,584	10,197
Prepaid expenses	1,141	(1,492)
Due to affiliates	483	4,517
Net Cash Provided by Operating Activities	2,057	2,076
Net Cash Provided by Investing Activities	0	0
Net Cash Provided by Financing Activities	0	0
Increase in Cash and Cash Equivalents	2,057	2,076
Cash and Cash Equivalents, Beginning	16,976	14,900
Cash and Cash Equivalents, Ending	$ 19,033	$ 16,976
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 187
Income taxes	$ 0	$ 0

See accompanying notes.

Note 1 – Nature of Operations

Girard Capital, LLC (the Company) was organized as a Pennsylvania limited liability company on March 17, 2009 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

Note 2 – Summary of Significant Accounting Principles

Recognition of Revenue

Dealer concessions consist primarily of sales load fees and trail commissions paid by mutual funds and 529 Plans. The sales load is a front-end fee paid upon the acquisition of shares of a mutual fund or a 529 Plan investment. Trail commissions represent 12b-1 fees paid for distribution expenses as compensation for the marketing and selling of shares. Trail commissions are generally paid in subsequent years following the original investment. The Company generally records these fees as dealer concession income when received. On a monthly basis, an accrual for fees receivable is recorded based on the knowledge of actual transactions; the historical dealer concessions; and the payment frequency made by financial institutions and municipalities operating mutual funds and 529 Plans.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash. The Company primarily maintains its cash in one financial institution. At times these amounts could exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not exposed to significant credit risk on such deposits.

The Company monitors the receipt of dealer concessions on a regular basis in order to minimize the risk of loss. Although the Company receives dealer concessions from a wide variety of financial institutions that offer mutual funds and 529 plans, two financial institutions accounted for 68% and three financial institutions accounted for 63% of dealer concession income for the years ended December 31, 2013 and 2012, respectively. Additionally, three financial institutions accounted for 73% and 70% of fees receivable at December 31, 2013 and 2012, respectively.

Note 2 – Summary of Significant Accounting Principles, Continued

Income Taxes

The Company follows the accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. As of and during the years ended December 31, 2013 and 2012, the Company did not have a liability for any unrecognized tax benefits nor did it incur any interest or penalties associated with unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income and changes in members' equity.

The Company is treated as a partnership for U.S. federal and Pennsylvania income tax purposes. No income tax returns are currently under examination. The statute of limitations on the U.S. federal and Pennsylvania state income tax returns remains open for the years ended December 31, 2010 through 2012.

Each member is individually responsible for reporting income or loss, to the extent required by U.S. federal and state income tax laws and regulations based on its respective share of the Company's income and expense as reported for income tax purposes.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 27, 2013, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company is affiliated with Girard Partners, Ltd. ("Partners"), a registered investment advisor, to the extent they have common ownership. The Company will operate on an independent basis but will utilize the services of Partners for certain personnel and administrative services. The Company filed an expense sharing agreement with FINRA outlining the services to be provided and the methodology to be used to determine the facility fee. Partners will supply the Company the services of various staff members and representatives. The fee will be based on the estimated time spent and percent of each employee's base salary from the prior fiscal year and adjusted annually. Total facilities fees for the years ended December 31, 2013 and 2012 were $11,914 and $31,719, respectively.

Beginning in 2011, the Company authorized payment of management fees to Partners to the extent of excess operating cash. Total management fees for the years ended December 31, 2013 and 2012 were $0 and $35,497, respectively.

Beginning in 2012, the Company and Partners obtained one errors and omissions insurance policy covering both companies. The insurance policy premium was allocated between the two companies. In 2013, the Company's portion of the policy was terminated. For the years ended December 31, 2013 and 2012, the errors and omissions insurance policy expense allocated to the Company was $1,121 and $6,128, respectively.

Note 4 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $13,197, which was $8,197 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

SUPPLEMENTARY INFORMATION

GIRARD CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net Capital		
Total Members' Equity from Statements of Financial Condition	$	20,844
Deduct Nonallowable Assets		
Fees receivable		2,765
Prepaid expenses		4,882
		7,647
Net Capital Before Haircut on Securities		13,197
Haircut on Securities Held		0
Net Capital	$	13,197
Aggregate Indebtedness		
Total Aggregate Indebtedness Liabilities from Statements of Financial Condition	$	5,836
Items Not Included in Statements of Financial Condition		
Other unrecorded amounts		0
Total Aggregate Indebtedness	$	5,836
Computation of Basic Net Capital Requirement		
Net Capital Required as a Percentage of Aggregate Indebtedness	$	389
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$	5,000
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	8,197
Excess Net Capital at 1,000 percent	$	12,613
Ratio: Aggregate Indebtedness to Net Capital		0.44 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2013)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	17,637
Reconciling Differences		
Other audit adjustments (net)		(4,440)
Net Capital per Above	$	13,197

GIRARD CAPITAL, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2013

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Girard Capital, LLC
King of Prussia, Pennsylvania

In planning and performing our audits of the financial statements of Girard Capital, LLC (the Company), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1), (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2014

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
Girard Capital, LLC
King of Prussia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Girard Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Girard Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Girard Capital, LLC's management is responsible for Girard Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting a difference. The amount of the overpayment applied to the current SIPC-7 was $143. Girard Capital, LLC incorrectly listed the amount as $134.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
REQUIRED BY SEC RULE 17a-5(e)(4) (Continued)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2014

GIRARD CAPITAL, LLC
Schedule of Assessments and Payments to the
Securities Investor Protection Corporation (SIPC)
Year Ended December 31, 2013

General Assessment	$	23
Less: Payment made with SIPC-6 filed (exclude interest)		0
Less: Prior overpayment applied		(143)
Assessment balance due or (overpayment)		(120)
Interest computed on late payment		0
Total assessment balance and interest due (or overpayment carried forward)	$	(120)